UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Skullcandy, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

83083J104

(CUSIP Number)

Mill Road Capital II, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 30, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 83083J104	Page 2 of 11 Pages

1.	Names of Reporting Persons. Mill Road Capital II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC; WC; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power * (see Item 5)
	8.	Shared Voting Power
	9.	Sole Dispositive Power * (see Item 5)
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person * (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) * (see Item 5)
14.	Type of Reporting Person (See Instructions) HC; PN

13D

CUSIP No. 83083J104	Page 3 of 11 Pages

1.	Names of Reporting Persons Mill Road Capital II GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC; AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power * (see Item 5)
	8.	Shared Voting Power
	9.	Sole Dispositive Power * (see Item 5)
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person * (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) * (see Item 5)
14.	Type of Reporting Person (See Instructions) HC; OO

13D

CUSIP No. 83083J104	Page 4 of 11 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC; AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power * (see Item 5)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power * (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person * (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) * (see Item 5)
14.	Type of Reporting Person (See Instructions) HC; IN

13D

CUSIP No. 83083J104	Page 5 of 11 Pages

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC; AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power * (see Item 5)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power * (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person * (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) * (see Item 5)
14.	Type of Reporting Person (See Instructions) HC; IN

13D

CUSIP No. 83083J104	Page 6 of 11 Pages

1.	Names of Reporting Persons. MRSK Hold Co.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC; AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power * (see Item 5)
	8.	Shared Voting Power
	9.	Sole Dispositive Power * (see Item 5)
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person * (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) * (see Item 5)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 83083J104	Page 7 of 11 Pages

This Amendment No. 5 to the joint statement on Schedule 13D with respect to the common stock, $0.0001 par value (the “Common Stock”), of Skullcandy, Inc., a Delaware corporation (the “Issuer”), filed by Thomas E. Lynch, Scott P. Scharfman, Mill Road Capital II GP LLC, a Delaware limited liability company, and Mill Road Capital II, L.P., a Delaware limited partnership (the “Fund” and, collectively with the foregoing, the “Original Reporting Persons”), on June 24, 2016, as amended by Amendment No. 1 on Schedule 13D with respect to the Common Stock filed by the Original Reporting Persons on July 25, 2016, as amended by Amendment No. 2 on Schedule 13D with respect to the Common Stock filed by the Original Reporting Persons on August 15, 2016, as amended by Amendment No. 3 on Schedule 13D with respect to the Common Stock filed by the Original Reporting Persons on August 17, 2016 and as amended by Amendment No. 4 on Schedule 13D with respect to the Common Stock filed by the Original Reporting Persons on August 24, 2016 (such joint statement, as so amended and as amended herein, the “Schedule 13D”), amends the Schedule 13D as follows.

Introduction

This Amendment No. 5 relates to (i) the addition of MRSK Hold Co., a Delaware corporation and wholly owned subsidiary of the Fund (“Parent”), as a reporting person on this Schedule 13D and (ii) the consummation of the merger of MRSL Merger Co., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), with and into the Issuer, with the Issuer continuing after the Merger as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”), pursuant to the Agreement and Plan of Merger, dated as of August 23, 2016 (the “Merger Agreement”), by and among Parent, Merger Sub and the Issuer.

1.	Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“Item 2. Identity and Background

(a) This joint statement on Schedule 13D is being filed by Thomas E. Lynch, Scott P. Scharfman, Mill Road Capital II GP LLC, a Delaware limited liability company (the “GP”), Mill Road Capital II, L.P., a Delaware limited partnership (the “Fund”), and MRSK Hold Co., a Delaware corporation and wholly owned subsidiary of the Fund (“Parent”). Each of the foregoing is referred to in this Schedule 13D as a “Reporting Person” and, collectively, as the “Reporting Persons.” Messrs. Lynch and Scharfman, Charles M. B. Goldman and Justin C. Jacobs are the management committee directors of the GP and, in this capacity, are referred to in this Schedule 13D as the “Managers.” Mr. Lynch is the president and chief executive officer of Parent, Mr. Scharfman is the vice president of Parent, and Messrs. Lynch and Scharfman, Eric Yanagi and Sean Quinn are the directors of Parent (collectively with the Managers, the “Mill Road Persons”). The GP is the sole general partner of the Fund. Each of Messrs. Lynch and Scharfman has shared authority to vote and dispose of the shares of Common Stock reported in this Schedule 13D.

The Reporting Persons have entered into a Joint Filing Agreement dated October 3, 2016, a copy of which is filed as Exhibit 18 to this Schedule 13D, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

CUSIP No. 83083J104	Page 8 of 11 Pages

(b) The business address of each of the Mill Road Persons, and the address of the principal business and the principal office of each of the GP, the Fund and Parent, is 382 Greenwich Avenue, Suite One, Greenwich, CT 06830.

(c) The principal business of the GP is acting as the sole general partner of the Fund. The principal business of the Fund is investing in securities. The principal business of Parent is to serve as the holding company of the Issuer after the Merger. The present principal occupation or employment of each Manager is as a management committee director of the GP and of Mill Road Capital Management LLC, a Delaware limited liability company (the “Management Company”), which provides advisory and administrative services to the GP and is located at 382 Greenwich Avenue, Suite One, Greenwich, CT 06830. The present principal occupation or employment of each of Messrs. Yanagi and Quinn is as an investment professional employed by the Management Company.

(d) None of the Mill Road Persons, the GP, the Fund or Parent has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Mill Road Persons, the GP, the Fund or Parent was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f) Each Mill Road Person is a citizen of the United States.”

2.	Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“Item 3. Source and Amount of Funds or Other Consideration

The acquisition of the Issuer via the Merger was funded through (i) term loans of the Issuer in the aggregate principal amount of $85 million drawn down under a Financing Agreement entered into on October 3, 2016 by Parent, MRSL Merger Co., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), the Issuer and the subsidiaries of the Issuer named as borrowers therein, PNC Bank, National Association, as Administrative Agent, and Cerberus Business Finance, LLC, as Collateral Agent, and the lenders from time to time party thereto (the “Credit Facility”), (ii) a draw down by the Issuer on a revolving loan under the Credit Facility in an amount equal to approximately $13.3 million, (iii) the issuance and sale of shares of preferred stock of Parent to the Fund in exchange for approximately $62.3 million in cash and 2,805,320 shares of Common Stock (valued at $6.35 per share), and (iv) approximately $33.3 million of cash reflected on the Issuer’s balance sheet as of immediately prior to the Merger.”

CUSIP No. 83083J104	Page 9 of 11 Pages

3.	Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“Item 4. Purpose of Transaction

Pursuant to the Merger Agreement, on September 1, 2016, Merger Sub commenced a tender offer to purchase all of the outstanding shares of Common Stock, at a price of $6.35 per share, payable to the holder thereof in cash, subject to reduction for any applicable withholding taxes, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 1, 2016 (as amended, the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each has been amended or supplemented from time to time, constitute the “Offer”). The Offer and withdrawal rights expired as scheduled at 12:00 midnight, New York City time, at the end of the day on Thursday, September 29, 2016 (such date and time, the “Expiration Time”). As of the Expiration Time, 23,209,329 shares of Common Stock had been validly tendered or delivered and not properly withdrawn pursuant to the Offer, representing approximately 80.5% of the then issued and outstanding shares of Common Stock. Accordingly, the minimum tender condition to the Offer was satisfied. As a result of the satisfaction of the foregoing condition and each of the other conditions to the Offer, Merger Sub accepted for payment all shares of Common Stock that were validly tendered and not properly withdrawn pursuant to the Offer.

On October 3, 2016, Parent completed its acquisition of the Issuer, pursuant to the terms of the Merger Agreement. To consummate the acquisition, Merger Sub was merged with and into the Issuer, with the Issuer surviving the Merger as a wholly owned subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”) and pursuant to the terms and conditions of the Merger Agreement, each outstanding share of Common Stock, other than any shares of Common Stock owned by Parent, Merger Sub, or the Issuer or any of their respective wholly owned subsidiaries, or by stockholders who have validly exercised their appraisal rights under Delaware law, were cancelled and converted into the right to receive an amount in cash equal to the Offer Price, payable to the holder thereof on the terms and subject to the conditions set forth in the Merger Agreement.

In addition, each option to purchase shares of Common Stock that remained outstanding and unexercised immediately prior to the Effective Time, whether vested or unvested, was cancelled and converted into the right to receive a cash payment, and each restricted stock unit of the Issuer outstanding immediately prior to the Effective Time, whether vested or unvested, was cancelled and converted into the right to receive a cash payment.

As of the Effective Time, the sole director of Merger Sub became the director of the Issuer, while the officers of the Issuer immediately prior to the Effective Time became the officers of the surviving corporation.

In connection with the Merger, an application to delist the Common Stock from The NASDAQ Global Market and to withdraw the Common Stock from registration under Section 12(b) of the Exchange Act was filed with the SEC on October 3, 2016, and on or around October 13, 2016, the Issuer will file a Certification and Notice of Termination of Registration on Form 15 with the SEC for the purpose of terminating its registration under Section 12(g) of the Exchange Act pursuant to Rules 12g-4 and 12h-3 thereunder.”

CUSIP No. 83083J104	Page 10 of 11 Pages

4.	Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“Item 5. Interest in Securities of the Issuer

(a, b) At the Effective Time, all of the shares of Common Stock were cancelled and extinguished, and the certificate of incorporation of the Issuer was amended and restated resulting in the Issuer’s authorized capital stock consisting of 1,000 common shares, par value $0.0001 per share, all of which are held by Parent. Accordingly, as of the Effective Time, no Reporting Person or Mill Road Person had beneficial ownership of any shares of the Common Stock.

(c) Except as otherwise described in this Schedule 13D, none of the Reporting Persons or Mill Road Persons has effected any transaction in shares of the Common Stock from August 24, 2016 (the date of the filing of Amendment No. 4 to the Schedule 13D) through the date hereof.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of the Common Stock.

(e) As of the effectiveness of the Merger, none of the Reporting Persons or Mill Road Persons had any beneficial ownership of the shares of Common Stock.”

5.	Item 6 of the Schedule 13D is hereby amended to incorporate in their entirety all of the responses to Items 3, 4 and 5 of this Schedule 13D set forth herein by reference into Item 6.

6.	Item 7 of the Schedule 13D is amended by inserting the following at its end:

“Exhibit 18	Joint Filing Agreement by and among Thomas E. Lynch, Scott P. Scharfman, Mill Road Capital II GP LLC, Mill Road Capital II, L.P. and MRSK Hold Co. dated as of October 3, 2016.”

7.	Except as amended hereby, the Schedule 13D remains in full force and effect.

*    *    *

CUSIP No. 83083J104	Page 11 of 11 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	October 3, 2016

MILL ROAD CAPITAL II, L.P.

By:	Mill Road Capital II GP LLC,
its General Partner

By:	/s/ Scott P. Scharfman
Scott P. Scharfman
Management Committee Director

MILL ROAD CAPITAL II GP LLC

By:	/s/ Scott P. Scharfman
Scott P. Scharfman
Management Committee Director

THOMAS E. LYNCH

By:	/s/ Scott P. Scharfman
Scott P. Scharfman, attorney-in-fact

SCOTT P. SCHARFMAN

/s/ Scott P. Scharfman
Scott P. Scharfman

MRSK HOLD CO.

By:	/s/ Scott P. Scharfman
Scott P. Scharfman
Vice President